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                                                                     EXHIBIT 1.3

               [LETTERHEAD OF ALZA TTS RESEARCH PARTNERS, LTD.]

                               December 4, 1997

Dear Limited Partner:

  We are writing in response to materials you should have recently received constituting an unsolicited tender offer (the "Offer") being made for up to 1,400 Class A units of limited partnership interest ("Units"), or approximately 44% of the Units, in ALZA TTS Research Partners, Ltd. (the "Partnership"). The Offer is being made by PharmaInvest, L.L.C. (the "Bidder") at $12,000 per Unit.

  Attached is a Schedule 14D-9 which ALZA Development Corporation, the general partner (the "General Partner") of the Partnership, filed with the Securities and Exchange Commission. In it, the General Partner is expressing no opinion to the holders of Units ("Unitholders") and is remaining neutral as to whether Unitholders should tender or refrain from tendering all or any portion of their Units pursuant to the Offer. This Schedule 14D-9 sets forth the principal reasons for the General Partner's position, as well as other information relating to the Offer, including, but not limited to, the following:

  * The General Partner has determined that, subject to each Unitholder's particular liquidity requirements and tax circumstances, it may not be an optimal time for a Unitholder to sell Units if the Unitholder believes that the expiration of the exclusive licenses granted to ALZA Corporation ("ALZA") for Testoderm(R) and Duragesic(R), which expire in July 1998 and December 1998, respectively, may cause ALZA to take certain action, such as exercising an option to purchase all Units (the "Purchase Option"), in order to secure its exclusive rights to one or both of these products.

  * The Bidder is a sophisticated investor who would not be making the Offer without an expectation of significant profit, either from holding the Units or reselling them, upon exercise of the Purchase Option or pursuant to some other offer from ALZA or other parties.

  * The General Partner expects that a distribution of $687 per Unit (approximately $2.2 million in total) will be made to Unitholders in December 1997, estimates that a distribution of approximately $750 per Unit (approximately $2.4 million in total) will be made in March 1998 and believes that certain factors indicate that sales of Duragesic(R) could continue to grow in the future.
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  *  An independent appraisal firm, Securities Pricing and Research, Inc., published a report estimating the rounded net asset value and the rounded fair market value of one Unit as of December 31, 1996 to be $21,200 and $15,900, respectively. The General Partner has no any affiliation with this firm and does not endorse the report but notes that the appraisal may be of interest to Unitholders.

  YOU SHOULD REVIEW THE SCHEDULE 14D-9 CAREFULLY IN MAKING A DECISION REGARDING TENDER OF YOUR UNITS.

  If you have any questions concerning this letter or the attached Schedule 14D-9, please contact Patty Eisenhaur, Investor Relations, at 650/494-5300.

                                          Sincerely,
                                          ALZA Development Corporation
                                          General Partner

                                          /s/ DAVID R. HOFFMAN
                                          David R. Hoffmann
                                          President


  This letter to Unitholders and the accompanying Schedule 14D-9 contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts and which reflect numerous assumptions and involve a number of risks and uncertainties. Forward-looking statements contained in the foregoing include statements relating to, among other things, the marketing and sale of Duragesic(R) and Testoderm(R), the royalties that may be derived by ALZA or the Partnership from such sales, the occurrence and amount of any future distributions made in connection therewith by the Partnership and any potential action to be taken by ALZA in connection with the exercise of the Purchase Option or otherwise. Among the factors which could cause actual results to materially differ from those expressed by the General Partner are competitive factors affecting the prices of and markets for Duragesic(R) and Testoderm(R), pricing pressures affecting the pharmaceutical industry in general, unexpected adverse patient reactions to Duragesic(R) or Testoderm(R), obtaining and maintaining regulatory approval of Duragesic(R) and Testoderm(R) in their respective target and existing markets, the performance of ALZA in marketing Testoderm(R) and Janssen in marketing Duragesic(R), and other factors discussed in the Partnership's documents and reports filed with the Securities and Exchange Commission.